FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 8, 2005

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: July 8, 2005	By:	/s/ Joseph Tung

	Name: Title:	Joseph Tung Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc.
Joseph Tung, CFO / Vice President	US contact:
Freddie Liu, Financial Controller	Clare Lin, Director
Tel: + 886-2-8780-5489	Tel: + 1-408-986-6524
Fax: + 886-2-2757-6121	clare_lin@aseglobal.com
ir@aseglobal.com
http://www.aseglobal.com

ADVANCED SEMICONDUCTOR ENGINEERING, INC.
ANNOUNCES JUNE 2005 NET REVENUES

TAIPEI, TAIWAN, R.O.C., JULY 8, 2005 – ADVANCED SEMICONDUCTOR ENGINEERING, INC. (NYSE: ASX, TAIEX: 2311, “ASE” or the “Company”), announces its unaudited consolidated net revenues for the month of June 2005.

CONSOLIDATED NET REVENUES (UNAUDITED) *

	Jun	May	Jun	Sequential	YoY
(NT$ Million) Net Revenues	2005	2005	2004	Change	Change

	6,641	6,022	7,431	+10.28%	-10.64%

	Q2	Q1	Q2	Sequential	YoY
(NT$ Million) Net Revenues	2005	2005	2004	Change	Change

	18,819	18,569	20,290	+1.34%	-7.25%

	First Half		First Half		YoY
(NT$ Million) Net Revenues	2005		2004		Change

	37,388		37,511		-0.33%

* The consolidated net revenues include, in addition to net revenues of ASE Inc.'s operations in Kaohsiung and Chungli, net revenues of majority owned subsidiaries such as ASE Test Limited, ASE (Korea) Inc. and ASE Japan Co.